Exhibit 8.1

List of our subsidiaries.

(i)	Verde Resources Corporation, incorporated in Arizona;

(ii)	Aero Energy, LLC, organized in California;

(iii)	Eastern Wind Power Inc., incorporated in New Brunswick, Canada (inactive);

(iv)	Mesa Wind Power Corporation, incorporated in Colorado;

(v)	Western Solargenics, Inc., incorporated in British Columbia, Canada;

(vi)	Windstar Holding Company, incorporated in California; and

(vii)	Windstar Energy, LLC, organized in California